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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):

[ ] Form 10-K and Form 10-KSB               [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB               [ ] Form N-SAR

For period ended: June 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition
Report on Form N-SAR
For the Transition Period Ended: _______________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

   Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Bidhit.com, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
8259 122nd Avenue N.E., Kirkland, Washington 98033

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant has engaged new independent accountants effective as of August 10, 2000. The new accountants have not had the opportunity to complete their procedures with respect to the registrant's financial records for the period covered by the report. It is anticipated that the Form 10-Q for the period ended June 30, 2000 will be filed by August 21, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

KATHLEEN A. KEIZER                    (206)                     623-7580
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     (Name)                        (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

The amendment to the registrant's Form 8-K filed on May 26, 2000 is currently late for the same reasons set out above. Such amendment will contain financial statements as an exhibit.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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It is anticipated that there will be a significant change in results of operations from the corresponding fiscal year, as the Registrant became operational during the corresponding period in the prior fiscal year and made an acquisition in the current period.

The registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2000                   By:      /s/ Timothy Black
                                           ------------------------------------
                                                 Name  Timothy Black
                                                  Title   President/CEO